FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 23, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc ("NatWest Group")

23 March 2021

Notice of 2021 Annual General Meeting and Form of Proxy

The NatWest Group Annual General Meeting will be held on Wednesday, 28 April 2021 at 2.00 pm, at Gogarburn, Edinburgh EH12 1HQ.

The Notice of Meeting and Form of Proxy will be mailed or made available to shareholders shortly, together with the 2020 Strategic Report or the 2020 Annual Report and Accounts, as appropriate.  The 2020 Strategic Report and the 2020 Annual Report and Accounts are also available to view online at natwestgroup.com/annualreport. The Notice of Meeting will also be available to view at natwestgroup.com/agm.

Copies of the above documents will also be submitted to the National Storage Mechanism today and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

On 19 March 2021, the Company announced via the Regulatory News Service that it had agreed an off-market buyback transaction for part of HM Treasury's holding.  As the off-market buyback took place after the commencement of printing of the Notice of Meeting (the Notice), the supporting figures provided in the Notice and the accompanying notes do not reflect the Company's issued share capital following settlement of the off-market buyback.

The Company can confirm that, whilst the authorities requested under Resolutions 17 to 21 and Resolution 24, as set out in the Notice, will still be put to shareholders for approval, when contemplating the use of such authorities, it will continue to observe institutional guidelines and will accordingly reduce the authorities for Resolutions 17 to 19 and 24 to reflect the reduction in issued share capital which occurred as a result of the off-market buyback. In the case of Resolution 25, the reduction in issued share capital will automatically be taken into account under the terms of such resolution.

COVID-19
In light of ongoing restrictions related to the COVID-19 pandemic, in particular the current Scottish and English laws preventing gatherings, the Board has concluded that the 2021 AGM will follow the same format as last year's AGM. Shareholder attendance at the 2021 AGM will, therefore, be limited to the minimum quorum required under our Articles of Association. The Company will facilitate the establishment of this quorum and other shareholders will not be permitted to attend. In these exceptional times we request that shareholders have regard to their own safety and that of others and do not attempt to travel to the meeting.

Should circumstances change, we will inform shareholders as soon as we can. You are encouraged to monitor our website at natwestgroup.com/agm and also announcements issued via the Regulatory News Service.

Although shareholders will not be able to attend the 2021 AGM in person, similar to last year, they will be invited to attend a 'live' Virtual Shareholder Event ("Virtual Event"), which will be held on 21 April 2021 at 2.00 p.m. The Virtual Event will provide shareholders with the opportunity to hear from the Chairman, CEO and other Board members, and ask questions prior to voting on the 2021 AGM resolutions. By holding the Virtual Event, we aim to adhere to the spirit of the Financial Reporting Council's AGM best practice guidelines.

Shareholders can submit questions either in advance of, or during, the Virtual Event. Details of how to join the Virtual Event and submit questions can be found on pages 18 and 19 of the letter to shareholders. Any shareholders unable to join the live event will be able to access a recording at natwestgroup.com/agm. The webpage will also display answers to questions by shareholders on key themes as soon as is practically possible following the Virtual Event.

Shareholders will be able to ensure their votes are counted at the AGM by submitting their proxies, either online or by post, by the proxy voting deadline of 2.00 p.m. on 26 April 2021.

In addition to the Virtual Event planned for 21 April 2021, it is our intention to deliver further virtual shareholder events during 2021. Such events remain a key component of our stakeholder engagement programme.

Business of the AGM

In addition to the routine AGM business, the following resolutions are being proposed:

Equity Convertible Notes authority
In line with the authorities approved by shareholders in 2020, which will expire on the earlier of the conclusion of our 2021 AGM or 30 June 2021, two resolutions are being proposed in order to renew authorities  that will allow ordinary shares and equity securities to be allotted in connection with the issue of Equity Convertible Notes ("ECNs"): the first an ordinary resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares up to an aggregate nominal amount of £1.5 billion; and the other a special resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion.

If approved, these two resolutions will provide NatWest Group with flexibility to manage its capital by the issue of loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued ordinary shares in the Company upon the occurrence of certain events (for example, NatWest Group's capital ratios falling below a specified level), diluting existing holdings of ordinary shares.

Authority to purchase own shares and directed buyback authority
In line with the authority approved by shareholders in 2020, which will expire on the earlier of the conclusion of our 2021 AGM or 30 June 2021, a resolution is being proposed as a special resolution that will, if approved, grant NatWest Group authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued ordinary share capital.

The Directors consider it may, in certain circumstances, be in the best interests of shareholders generally for NatWest Group to purchase its own shares and the Directors will only make purchases where, in the light of market conditions prevailing at the time, they consider this to be the case. NatWest Group will also require regulatory approval by the Prudential Regulation Authority for any ordinary share capital distributions.

In line with the authority approved by shareholders in 2020, which will expire on the earlier of the conclusion of our 2021 AGM or 30 June 2021, a special resolution is being proposed to renew the authority granted to the Directors to make off-market purchases of ordinary shares from HM Treasury. The intention would be to seek a similar renewal at future AGMs while HM Treasury continues to hold ordinary shares. The Directed Buyback Contract in place is limited to making such off-market purchases up to a maximum of 4.99% of the Company's issued ordinary share capital in any 12 month period.

If approved, these two resolutions will provide the Board with flexibility to consider share buybacks.

Authority to purchase preference shares
A special resolution is being proposed that will authorise the Company to make off-market purchases of the following issuances of securities:

(a) 15,000 non-cumulative preference shares, Series U (nominal value of US$.01 each);
(b) £400,000 5.5 per cent. Cumulative Preference Shares of £1.00; and
(c) £500,000 11.00 per cent. Cumulative Preference Shares of £1.00.

Having authority to buy back such preferences shares may provide the Company with additional flexibility in the management of its capital base, taking into account other investment opportunities, including the ability to replace the preference shares with other forms of securities. The Directors intend to keep under review the potential to buy back any or all of the preference shares. The Resolution specifies the maximum prices at which the preference shares may be purchased.

Articles of Association
A special resolution is being proposed which will, if approved, adopt amended Articles of Association ("the Articles") of the Company, the amendment being proposed is to change the name of the Company, as referenced in the Articles from The Royal Bank of Scotland Group plc to NatWest Group plc, following on from the name change announced on 22 July 2020.

The Board unanimously recommends that shareholders vote in favour of all resolutions.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 23 March 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary